July 23, 2021
VIA EDGAR AND EMAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Stephen Krikorian
Laura Veator
Jan Woo
Matthew Derby

Re:	Duolingo, Inc.
Registration Statement on Form S-1 (File No. 333-257483)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we, the representative of the underwriters (the “Representative”), wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, the underwriters have distributed approximately 2,165 copies of the Preliminary Prospectus, dated July 19, 2021, from July 19, 2021 through the date hereof, to underwriters, dealers, institutions and others.

We, the undersigned Representative, have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Washington, D.C. time, on July 27, 2021, or at such later time as the registrant’s counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

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Very truly yours,

Goldman Sachs & Co. LLC

As Representative of the Several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Becky Steinthal
Name: Becky Steinthal
Title: Managing Director
[Signature Page to Acceleration Request]